UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 22, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑               Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ___)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:   /s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: February 22, 2008

22 February 2008
Australian Securities Exchange
Company Announcements Office
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir
2007 PRELIMINARY FINAL REPORT
Please find attached the following documents:
1.	Lihir Gold Limited’s Preliminary final report (Appendix 4E) for the fiscal year ended December 31, 2007; and

2.	Market Release — Financial Results
Yours sincerely,

/s/ Stuart MacKenzie
Stuart MacKenzie
Group Secretary

ASX APPENDIX 4E
PRELIMINARY FINAL REPORT
FOR THE FULL-YEAR ENDED 31 DECEMBER 2007
CONTENTS

RESULTS FOR ANNOUNCEMENT TO THE MARKET	3
REVIEW OF RESULTS	4
ADDITIONAL FINANCIAL INFORMATION	8
ADDITIONAL INFORMATION	16
AUDIT REPORT	17
Given to ASX under Listing Rule 4.3A
     This report should be read in conjunction with the 2007 Fourth Quarter Production Report released on 23 January 2008. Dollar figures refer to US dollars. Unless otherwise stated, percentage changes refer to the 12 months to December 2007 compared with the 12 months to December 2006.
Friday, 22 February 2008

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Current reporting period:	12 months ended 31 December 2007
Previous corresponding reporting period:	12 months ended 31 December 2006

			31 December 2007
(All comparisons to full year ended 31 December 2006)			US$m
Revenue from ordinary activities	up	29.1%	to 498.4
Operating profit before tax	up	25.4%	to 195.9
Profit from ordinary activities after tax attributable to members	down	(144.8%)	to (24.1)
Net profit for the period attributable to members	down	(144.8%)	to (24.1)
Dividends
The Company has not proposed to pay any dividends.
Review of results
Refer to the Review of Results and Additional Financial Information, attached.
Other information required by Listing Rule 4.3A
The remainder of the information required to be disclosed to comply with Listing Rule 4.3A is contained in the attached Additional Information section.

REVIEW OF RESULTS
The following commentary provides information to assist investors with an understanding of the financial information. The additional financial information is derived from the 2007 Financial Report of Lihir Gold Limited.
The Consolidated Entity includes Lihir Gold Limited (“the Company”) and its subsidiaries (“the Consolidated Entity”). During the year the principal continuing activities of the Consolidated Entity consisted of the exploration for, development of and mining, processing and sale of, gold assets.
In September 2007 the International Accounting Standards Board (“IASB”) released the revised “Presentation of Financial Statements” (IAS 1). The Company has early adopted IAS 1.
All comparisons are to the full year ended 31 December 2006.
Overview of operating results for the year
Record gold production and higher realised gold prices have enabled the Consolidated Entity to report a 25% increase in operating profit before tax to $195.9 million for the year compared with 2006.
The result reflects an improvement in underlying operating performance, with mining tonnages and process plant throughputs running at record levels.
During the year a major financial restructuring of the company was successfully completed through an A$1.2 billion ($989 million) capital raising, providing funds for a variety of purposes, including the close-out of the Company’s hedge book and the early repayment of a 480,000 oz gold loan. These transactions leave the Company in a very strong financial position and fully leveraged to increases in the gold price.
The restructuring led to a number of one-off costs in the year, in particular a $117.9 million pre-tax loss on the early repayment of the gold loan. These costs contributed to a reduction in the bottom line result to a net loss of $24.1 million.
Comprehensive income represents the change in net assets, exclusive of changes in shareholder’s equity. It includes items that must bypass the net income as they have not been realized. Total comprehensive was 97% higher than prior year predominantly as a result of the favourable revaluation of foreign operations.
Discussion and analysis of the Statement of Comprehensive income
Revenue
Sales revenue has risen significantly over the prior period as a result of increased gold sales volume (12%) and price realised (17%). Gold sales include the sale of 1,089 ounces from Ballarat. The contribution of carbon credits added 1% on prior year’s sales revenue. Cash and non-cash hedging losses are excluded from sales revenue.
Cost of sales
Cost of sales totalled $261.3 million, up 24% on the previous year, with the increase reflecting higher throughput, production and sales volumes, adverse exchange rate movements and increases in costs for labour, maintenance and fuel.
Higher gold production and commissioning of the flotation plant and the additional geothermal power plant led to increased depreciation and amortization charges during 2007.

5

Corporate expenses
Corporate office expenses have increased with the continued growth and expansion of the Company’s operations. Corporate expenses include certain transaction-related costs associated with the Ballarat merger and the Entitlements issue.
Project studies
Project studies include the evaluation of the Lihir Island plant expansion, the result of which will be announced to the market shortly.
Exploration
Exploration expenditure of $8.4 million was 42% higher than the prior year primarily due to the exploration for geothermal steam expensed during the year and expenditure incurred around the Ballarat property.
Hedging loss
The cash hedging loss represents the cumulative difference between the spot price of gold and the price received from delivery of gold into hedge contracts. Following the close out of the hedge book this year no further cash hedging losses are expected in future periods. In the first quarter of 2007, 66,500 gold ounces were delivered into hedges at an average price of $321/oz.
Although the hedge book was closed out during the year, hedge accounting requires hedge contracts to be brought to account at original designation dates. Accordingly $75.8 million of pre-tax non-cash hedging losses were expensed during the year. Future periods will continue to report non-cash hedging losses in line with the original designation dates of the closed hedges. The following table provides a summary of the non-cash hedging losses to be booked in future periods:

	Gross pre-tax		Net post-tax
Designation Year	Non-cash hedging loss	Tax effect	Non-cash hedging loss
	$m	$m	$m
2008	76.7	(23.0)	53.7
2009	102.3	(30.7)	71.6
2010	81.9	(24.6)	57.3
2011	44.2	(13.2)	31.0
2012	5.8	(1.7)	4.1
2013	6.0	(1.8)	4.2

	316.9	(95.0)	221.9

Hedging losses had previously been reported as negative revenue items, however have been reclassified and excluded from the calculation of operating profit and reported as a separate component of profit to enable the user to focus on the operating performance of the Company.
Financial expenses
The early repayment of the gold loan during the year resulted in a one-off loss of $117.9 million before tax. For accounting purposes a loss was crystallised upon entering into the spot deferred purchase of gold designated to repay the borrowings.

Exchange differences on translation of foreign operations
The Consolidated Entity is a US denominated entity however its Australian subsidiaries have a functional currency of Australian dollars. Consequently these entities are translated into US$ at reporting date. The change in exchange rate is an unrealised foreign exchange adjustment and is reflected in the Foreign Currency Translation Reserve. The strengthening Australian dollar resulted in a favourable $42.6 million adjustment to net assets and thus comprehensive income.
Net change in fair value of available for sale financial assets
During the year the Consolidated Entity entered into a strategic alliance agreement with Rex Minerals resulting in the acquisition of 6 million shares at the initial public offering price of A$0.25. At reporting date this investment had increased in value resulting in a favourable unrealised gain reflected in comprehensive income.
Discussion and analysis of the balance sheet
The Consolidated Entity’s net assets and total shareholders equity increased during the year by $1,349.2 million or 166%.
During the period, the Board determined that in order to leverage the Company fully to movements in the price of gold, gold production and sales are no longer to be hedged. To give effect to this revised gold hedging policy, some of the proceeds of the equity issue during April and May 2007 were used to acquire gold on market in order to fully close out the Company’s gold hedging positions. All of the gold hedging positions were closed out in the first half of the year. The Company received cash receipts from the counterparties to the hedge contracts and settled the respective liabilities in gold. Accordingly, the balances of the asset and liability derivative accounts are now recorded at zero.
Proceeds from the capital raising were also used to repay borrowings of $280.1 million during the year.
Discussion and analysis of the statement of cash flows
Cash generated from operations increased by $45.9 million due to increased sales revenue from higher sales volumes and full exposure to the rising spot gold price following the close out of the hedge book; this was offset in part by increased operating costs and a build-up of stores inventory.
Net cash used in investing activities increased by $24.7 million as the Consolidated Entity invested in the development of the Ballarat operation and continued to expand Lihir operation’s processing facilities. The merger with Ballarat increased the Consolidated Entity’s cash by a further $19.6 million.
The major areas of capital expenditure during the year included:
•	Ballarat operation infrastructure and development expenditure of $58 million

•	Lihir flotation plant of $62 million

•	Lihir geothermal power plant of $17 million
These capital expenditures were financed through both operating cash flows and cash raised from financing activities.
The capital raising during the year increased cash from financing activities by $977.4 million (net). This was reduced substantially by the net repayment of debt of $399.2 million and net funds applied to the closeout of the hedge book.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS
Significant changes in the state of affairs of the Consolidated Entity during the financial year included:
1.	On 8 March 2007 and under the Scheme of Arrangement for the merger with Ballarat Goldfields NL (Ballarat), the Company issued 112.0m shares with a value of $316.5m to Ballarat shareholders. The Ballarat shareholders received five shares in the Company for every 54 Ballarat shares held. On 7 September 2007, the status of Ballarat was changed from a no liability company to a proprietary company.

2.	On 17 April, 2007, the Company announced a 1 for 3 accelerated pro-rata entitlement offer at an issue price of A$2.30 per share and a placement of shares to institutional investors at A$2.80 per share. As a result, 508.3m new shares were issued, resulting in cash proceeds of $989.0m. The proceeds were applied to repayment of the Company’s debt facilities ($85.6m) and gold loan ($333.4m) and close out of the gold hedge book ($368.5m). The surplus proceeds are being used to fund the development of the Ballarat East Project and are available for other general corporate purposes including facilitating the proposed expansion of production at Lihir Island (subject to the successful completion and approval of the current feasibility study).

ADDITIONAL FINANCIAL INFORMATION
STATEMENT OF COMPREHENSIVE INCOME
Year ended 31 December 2007

			Consolidated Entity
			US$M
	Note		2007	2006
Revenue	2	(a)	498.4	386.0
Cost of sales	2	(b)	(261.3)	(211.0)

Mine operating earnings			237.1	175.0

Corporate expense			(25.3)	(12.1)
Project studies			(7.5)	(0.8)
Exploration expense			(8.4)	(5.9)

Operating profit before other income / (expense)			195.9	156.2

Other income / (expense):
Hedging loss	2	(c)	(97.2)	(78.3)
Other expenses	2	(d)	(13.8)	—
Financial income	2	(e)	10.9	4.2
Financial expenses	2	(e)	(131.6)	(6.2)

Profit / (loss) before tax			(35.8)	75.9

Income tax benefit / (expense)			11.7	(22.1)

Net profit / (loss) after tax			(24.1)	53.8

Other comprehensive income
Exchange difference on translation of foreign operations			42.6	—
Deferred loss on cash flow hedges			38.7	(50.8)
Share based payments			2.9	5.5
Net change in fair value of available for sale financial assets			1.2	—
Income tax on other comprehensive income			(4.7)	20.3

Other comprehensive income for the period net of tax			80.7	(25.0)

Total comprehensive income			56.6	28.8

The income statement should be read in conjunction with the discussion and analysis and accompanying notes to the financial statements.

STATEMENT OF FINANCIAL POSITION
Year ended 31 December 2007

	Consolidated Entity
	US$M
	2007	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	174.2	47.0
Receivables	14.9	4.6
Inventories	102.8	75.3
Derivative financial instruments	—	0.3
Other assets	2.3	5.5

Total Current Assets	294.2	132.7

NON-CURRENT ASSETS
Receivables	0.4	0.5
Inventories	169.1	141.7
Derivative financial instruments	—	2.4
Deferred mining costs	218.3	148.3
Property, plant and equipment	1,430.6	951.2
Intangible assets	98.4	—
Available for sale financial asset	2.5	33.0
Deferred income tax asset	92.1	86.2

Total non-current assets	2,011.4	1,363.3

TOTAL ASSETS	2,305.6	1,496.0

LIABILITIES
CURRENT LIABILITIES
Accounts payable & accrued liabilities	64.0	46.6
Provisions	13.5	6.4
Borrowings and finance facilities	0.3	62.5
Derivative financial instruments	—	61.5
Income tax payable	—	0.3

Total current liabilities	77.8	177.3
NON-CURRENT LIABILITIES
Provisions	15.2	14.2
Borrowings	0.7	218.6
Derivative financial instruments	—	274.0
Deferred income tax liability	50.8	—

Total non-current liabilities	66.7	506.8
TOTAL LIABILITIES	144.5	684.1

NET ASSETS	2,161.1	811.9

SHAREHOLDERS’ EQUITY
Share capital	2,319.7	1,027.1
Reserves	(170.0)	(250.7)
Retained earnings	11.4	35.5

TOTAL SHAREHOLDERS’ EQUITY	2,161.1	811.9

The balance sheet should be read in conjunction with the discussion and analysis and accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN EQUITY
Year ended 31 December 2007

			Retained
	Issued capital	Reserves	Earnings	Total Equity
CONSOLIDATED ENTITY	US$M	US$M	US$M	US$M
Balance at 1 January 2006	1,027.5	(225.7)	(18.3)	783.5

Total comprehensive income / (expense) for the period		(25.0)	53.8	28.8

Purchase of treasury shares	(0.4)	—	—	(0.4)

Balance at 31 December 2006	1,027.1	(250.7)	35.5	811.9

Balance at 1 January 2007	1,027.1	(250.7)	35.5	811.9

Loss for the year		—	(24.1)	(24.1)

Total comprehensive income / (expense) for the period		80.7	(24.1)	56.6
Issue of shares — on acquisition of Ballarat	316.5	—	—	316.5
Issue of shares – rights issue/placement (net of transaction costs)	977.4	—	—	977.4
Purchase of treasury shares	(1.3)	—	—	(1.3)

Balance at 31 December 2007	2,319.7	(170.0)	11.4	2,161.1

The statement of changes in equity should be read in conjunction with the analysis and discussion

STATEMENT OF CASH FLOWS
Year ended 31 December 2007

	Consolidated Entity
	US$M
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	472.4	329.3
Payments arising from suppliers & employees	(365.9)	(268.7)

Cash generated from operations	106.5	60.6
Interest and finance charges paid	(8.0)	(3.3)

Net cash flow from operating activities	98.5	57.3

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	9.7	1.4
Purchase of property plant and equipment	(206.7)	(170.8)
Proceeds on disposal of property, plant & equipment	—	0.1
Payments for investments	(1.2)	(34.0)
Acquisition of subsidiary net of cash acquired	19.6	—

Net cash used in investing activities	(178.6)	(203.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Drawdown of secured debt	22.4	65.6
Repayment of secured debt	(88.2)	—
Repayment of gold loan	(333.4)	—
Proceeds of equity issue	989.0	—
Underwriting expenses	(11.6)	—
Purchase of gold to close out hedge book	(648.4)	—
Receipts on close out of hedge book	279.9	—
Payment for treasury shares	(1.3)	(0.4)

Net cash used in financing activities	208.4	65.2

Net (decrease) / increase in cash held	128.3	(80.8)

Cash and cash equivalents at beginning of the year	47.0	127.8
Effects of exchange rates to changes in cash held	(1.1)	—

Cash and cash equivalents at end of year	174.2	47.0

The statement of cash flows should be read in conjunction with the analysis and discussion

NOTES TO THE ADDITIONAL FINANCIAL INFORMATION
NOTE 1: ACCOUNTING POLICIES
The additional financial information has been derived from the Consolidated Entity’s full financial report for the year ended 31 December 2007. Information included in the additional financial information is consistent with the Consolidated Entity’s full financial report.
This additional financial information does not include all disclosures of the type normally found within the annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2006 together with any public announcements made by Lihir Gold Limited during the year ended 31 December 2007 in accordance with the continuous disclosure obligations of the ASX listing rules.
The financial statements are presented in accordance with the Papua New Guinea Companies Act 1997, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in Papua New Guinea by the Accounting Standards Board (“ASB”). These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), which have been adopted by the ASB as the applicable financial reporting framework.
NOTE 2 INCOME AND EXPENSES
Profit before tax expense includes the following income and expenses whose disclosure is relevant in explaining the performance of the Consolidated Entity:

	Consolidated
	2007	2006
	US$m	US$m
a) Revenue
Gold sales	493.1	384.4
Other revenue	5.3	1.6

	498.4	386.0

	—	—

b) Cost of Sales
Operating costs	(305.4)	(238.5)
Royalties, levies & production taxes	(13.2)	(9.4)
Refining costs	(0.5)	(0.3)
Depreciation & amortisation	(50.4)	(37.3)
Deferred mining costs	70.0	56.3
Changes in inventories	41.2	19.4
Foreign exchange gain / (loss)	(3.0)	(1.2)

	(261.3)	(211.0)

c) Hedging loss
Cash hedging loss	(21.4)	(61.2)
Non cash hedging loss	(75.8)	(17.1)

	(97.2)	(78.3)

d) Other expenses
Property, plant and equipment disposal loss	(13.8)	—

	(13.8)	—

	Consolidated
	2007	2006
	US$m	US$m
e) Financial income and expenses
Financial income
Interest income	9.7	1.4
Gold lease rate fees	0.3	2.8
Other income	0.9	—

	10.9	4.2

Financial expenses
Loss on repayment of gold loan	(117.9)	—
Interest expense on debt facilities	(4.8)	(1.5)
Foreign exchange gain / (loss)	(5.8)	—
Other interest & financing	(3.1)	(4.7)

	(131.6)	(6.2)

NOTE 3 SEGMENT INFORMATION
The Group has identified its reportable operating segments based on the internal reports that are reviewed and used by the managing director and his management team in assessing performance and in determining the allocation of resources. Reporting is on an operational basis which coincides with geographical segments. Accordingly, the statement of comprehensive income includes mine operating earnings as a measure of this operational performance.

	Papua
	New			Total
	Guinea	Australia	Unallocated	Group
Year ended 31 December 2007	US$m	US$m	US$m	US$m
Revenue
Revenue from external customers	497.6	0.8	—	498.4
Depreciation & amortisation	(50.3)	—	(0.1)	(50.4)
Cost of sales (excluding Depreciation & amortisation)	(210.1)	(0.8)	—	(210.9)

Mine operating earnings	237.2	—	(0.1)	237.1

Corporate expense	—	—	(25.3)	(25.3)
Project studies	(7.5)	—	—	(7.5)
Exploration expense	(8.2)	(0.2)	—	(8.4)

Operating profit before other income / (expenses)	221.5	(0.2)	(25.4)	195.9

Other income / (expense):
Hedging loss	—	—	(97.2)	(97.2)
Other income and expense	(13.0)	—	0.1	(12.9)
Net finance cost	—	—	(121.6)	(121.6)

Profit / (loss) before tax	208.5	(0.2)	(244.1)	(35.8)
Income tax expense / (benefit)	—	—	11.7	11.7

Net profit / (loss) after tax	208.5	(0.2)	(232.4)	(24.1)

Assets and liabilities
Segment assets	1,578.6	396.4	330.6	2,305.6
Segment liabilities	(79.2)	(11.6)	(53.7)	(144.5)

	Papua
	New			Total
	Guinea	Australia	Unallocated	Group
Year ended 31 December 2006	US$m	US$m	US$m	US$m
Revenue
Revenue from external customers	386.0	—	—	386.0
Depreciation & amortisation	(37.3)	—	—	(37.3)
Cost of sales (excluding Depreciation & amortisation)	(173.7)	—	—	(173.7)

Mine operating earnings	175.0	—	—	175.0

Corporate expense	—	—	(12.1)	(12.1)
Project studies	(0.8)	—	—	(0.8)
Exploration expense	(5.9)	—	—	(5.9)

Operating profit before other income / (expenses)	168.3	—	(12.1)	156.2

Other income / (expense):
Hedging loss	—	—	(78.3)	(78.3)
Other income and expense	—	—	—	—
Net finance cost	—	—	(2.0)	(2.0)

Profit / (loss) before tax	168.3	—	(92.4)	75.9
Income tax expense / (benefit)	—	—	(22.1)	(22.1)

Net profit / (loss) after tax	168.3	—	(114.5)	53.8

Assets and liabilities
Segment assets	1,292.7	33.0	170.3	1,496.0
Segment liabilities	348.6	0.0	335.6	684.2
NOTE 4 DIVIDEND PAID OR PROPOSED
No dividends have been paid or proposed.

NOTE 5 EARNINGS PER SHARE (EPS)

	Consolidated Entity
	US$M
	2007	2006
EPS (cents per share)

Basic EPS	(1.6)	4.2
Diluted EPS	(1.6)	4.2
The following reflects the income and share data used in the calculation of basic and diluted EPS

	Consolidated Entity
	US$M
	2007	2006
Net Profit / (loss) after income tax	(24.1)	53.8

	Number of shares (M’s)
	2007	2006
Weighted average number of ordinary shares used in calculating basic
EPS	1,713.8	1,284.2
Effect of dilutive securities:
Shares to be issued to third parties	3.3	—
Share rights	0.3	0.3

Adjusted weighted average number of ordinary shares used in calculating diluted EPS	1,717.4	1,287.5

NOTE 6 SUBSEQUENT EVENTS
There are no matters that have arisen since 31 December 2007 that have significantly affected or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in subsequent financial years.

ADDITIONAL INFORMATION

	31 December 2007	31 December 2006
Net tangible assets per share (US cents)	9.7	5.2
Details of entities over which control has been gained during the current reporting period:

Ballarat Goldfields NL	(incorporated in Australia)	26 February 2007
New Resources Pty Ltd	(incorporated in Australia)	26 February 2007
Berringa New Resources Pty Ltd	(incorporated in Australia)	26 February 2007
Ballarat West Goldfields Pty Ltd	(incorporated in Australia)	26 February 2007
Corpique (No. 21) Pty Ltd	(incorporated in Australia)	26 February 2007
These entities have not made a significant contribution to the loss during the current reporting period. Certain transaction costs were incurred by the Company in acquiring these entities.
Audit Report
The audit report issued in relation to the 2007 full Financial Report is attached.

	PricewaterhouseCoopers	PricewaterhouseCoopers
	ABN 52 780 433 757	ABN 52 780 433 757

	Riverside Centre	6th Floor Credit House
	123 Eagle Street	Cuthbertson Street
	BRISBANE QLD 4000	PO Box 484
	GPO Box 150	PORT MORESBY
Independent auditor’s report	BRISBANE QLD 4001	PAPUA NEW GUINEA
to the shareholders of Lihir Gold Limited	DX 77 Brisbane	Website: www.pwc.com.pg
	Australia	Telephone (675) 321 1500
	Telephone +61 7 3257 5000	Facsimile (675) 321 1428
Report on the financial report and the IAS 24	Facsimile +61 7 3257 5999
remuneration disclosures contained in the	Direct Phone 3256 8508
directors’ report	Direct Fax 3031 9255
www.pwc.com/au
We have audited the accompanying financial report of Lihir Gold Limited (the ‘Company’) which comprises the statement of financial position as at 31 December 2007, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both Lihir Gold Limited and the Lihir Gold Limited Group (the consolidated entity). The consolidated entity comprises the Company and the entities it controlled at the year’s end or from time to time during the financial year.
We have also audited the remuneration disclosures contained in the directors’ report under the heading “remuneration report” in pages 7 to 15 of the directors’ report.
Directors’ responsibility for the financial report and the IAS 24 remuneration disclosures contained in the directors’ report
The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with International Financial Reporting Standards, other generally accepted accounting practice in Papua New Guinea and with the requirements of the Papua New Guinea Companies Act 1997. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
The directors of the company are also responsible for the remuneration disclosures contained in the directors’ report.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with International Standards on Auditing. These Standards on Auditing require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors’ report based on our audit.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors’ report. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors’ report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors’ report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors’ report.
Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.
Our audit did not involve an analysis of the prudence of business decisions made by directors or management.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.
Independence
In conducting our audit, we have complied with the independence requirements of the CPA Papua New Guinea and the Companies Act 1997.
Auditors’ opinion on the financial report
In our opinion, the financial report of Lihir Gold Limited gives a true and fair view of the Company’s and consolidated entity’s financial position as at 31 December 2007, and of their performance for the year ended on that date; and complies with International Financial Reporting Standards and other generally accepted accounting practice in Papua New Guinea and with the requirements of the Papua New Guinea Companies Act 1997.
Auditor’s opinion on IAS 24 remuneration disclosures contained in the directors’ report
In our opinion the remuneration disclosures that are contained in pages 7 to 15 of the directors’ report comply with section 300A of the Australian Corporations Act 2001.
Report on other legal and regulatory requirements
The Papua New Guinea Companies Act 1997 requires that in carrying out our audit we consider and report to you on the following matters. We confirm that:
i)	in our opinion proper accounting records have been kept by the Company and the consolidated entity, so far as appears from our examination of those records;

ii)	we have obtained all the information and explanations we have required.
(PRICEWATERHOUSECOOPERS)
PricewaterhouseCoopers

Brett Entwistle	Robert Hubbard	22 February 2008
Partner	Partner
Chartered Accountants	Chartered Accountants
Registered under the Accountants Act 1996	Registered Company Auditor
Port Moresby	Brisbane

FURTHER INFORMATION
Contact for investor information:
Joe Dowling
GM Corporate Affairs
Tel: + 61 7 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@ILGLgold.com
Joel Forwood
Manager Investor Relations
Tel: +61 7 33183331
Mobile: + 61 438 576 579
Email: joel.forwood@lLGLGold.com
Web site: www.LGLgold.com
Shareholder Enquiries:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Website: www.computershare.com
E-mail: rachel.sakurai@computershare.com.au
ADR Depository:
The Bank of New York
Depositary Receipts Division
101 Barclay St 22nd Floor
New York NY 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Website: www.adrbny.com
Computershare
The Transfer Agency
Computershare Investor Services
100 University Ave.
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
Canada
Tel: 1-800-564-6253 or 514-982-7555
Fax: 1 416 981 9800
Website: www.computershare.com
Email: Paul.Keyes@Computershare
Principal Office
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
Corporate Office:
Level 9, 500 Queen Street
Brisbane, Queensland 4000
Australia
Stock Exchange Listings
Australian Stock Exchange (LHG)
Nasdaq National Market (LIHR)
Port Moresby Stock Exchange (LHG)
Toronto Stock Exchange (LGG)
Issued Capital
The current ordinary issued capital of the company is 1,903,911,260 ordinary shares,
161,527,405 B Class shares and 585,984 Restricted Executive shares
Directors
Ross Garnaut - Chairman
Arthur Hood — Managing Director
Bruce Brook
Peter Cassidy
Michael Etheridge
Winifred Kamit
Geoff Loudon
Alister Maitland
Group Secretary
Stuart Mackenzie
Forward looking statements
Certain information contained in this document, including any information as to LGL’s future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by LGL, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Australian dollar or PNG Kina versus the U.S. dollar); fluctuations in the spot and forward price of gold or other commodities; changes in interest rates that could impact the mark to market value of outstanding derivative instruments; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Papua New Guinea, Australia, or other countries in which LGL does or may carry on business in the future; business opportunities that may be presented to, or pursued by, LGL; LGL’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in LGL’s credit rating; and disputes over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, geothermal events, unusual or unexpected rock formations, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect LGL’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, LGL. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements contained in this Document are qualified by these cautionary statements. Specific reference is made to LGL’s most recent Form 20-F on file with the US Securities and Exchange Commission for a discussion of some of the factors underlying forward-looking statements. LGL expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.
Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-26860, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.